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February 26, 2017

Division of Corporation Finance

U.S. Securities & Exchange Commission

To the attention of: Jim B. Rosenberg

100 F Street, NE

Washington, D.C. 20549

Re:	Form 6-K for the Month of January 2017

Exhibit 99.2

Notes to Consolidated Interim Financial Statements

8. Long-term receivable and payables, page 10

File No. 001-33526

Dear Mr. Rosenberg,

Our response to your letter dated February 10, 2017 is attached. We understand that the company and its management are responsible for the accuracy and adequacy of disclosures in the financial statements, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Mario Paradis
Mario Paradis, CPA, CA
Vice-President and Chief Financial Officer

Cc:	Audit Committee members

Dominique Hamel - KPMG

Neptune Technologies & Bioressources Inc.

Response to your comment letter

Form 6-K for the Month of January 2017

Exhibit 99.2

File No. 001-33526

Background information:

Royalty income

•	Under the terms of a settlement agreement (“Agreement”) entered into in 2013 with Aker BioMarine AS (“Aker”), a supplier of krill-derived products based in Norway, Neptune granted Aker a worldwide, non-exclusive royalty-bearing license under certain composition patents owned by Neptune, to market and sell nutraceutical products. As part of the Agreement, Aker was obligated to make royalty payments to Neptune based on sales of licensed krill oil products in North America. Royalty levels were dependent on the outcome of an inter partes review proceeding before the Patent Trial and Review Board (“PTAB”) relating to certain claims in Neptune’s “8278351” patent;

•	On March 23, 2015, the PTAB confirmed that some of the challenged claims in Neptune’s 8,278,351 patent were valid and thereby, as per the terms of the Agreement, triggered the payment of royalties to Neptune by Aker as of the date of the decision (March 23, 2015).

•	Aker appealed the PTAB’s decision to the US Court of Appeals for the Federal Circuit in September 2015 (the “Appeal”); as per the terms of the Agreement, no royalty income was paid by Aker to Neptune during this appeal process and no royalty income was recognized in Neptune’s financial statements due to the uncertainty related to receipt of these amounts from Aker and due to the uncertainty of the outcome of the Appeal.

Aker technology

•	As part of Aker’s krill research and development programs, Aker has obtained interesting patents on krill composition and krill paste, not only in the US but elsewhere in the world. Neptune’s interest in Aker’s patents reside in the fact that the technology underlying these patents will allow Neptune to use krill paste in its production process, in combination or in replacement of frozen krill that is currently being used. The use of the Aker technology in our production process will result in a reduction of production costs and in an increase in production yield at Neptune’s recently built plant. Furthermore, these patents will allow Neptune greater flexibility in the krill oil extraction processes as well as in the current and future krill oil formulations. The acquisition of the right to use the Aker patents and access to Aker’s growing patent portfolio also provides patent protection at least until 2028, which is one of Neptune’s main competitive advantages to differentiate itself from its competitors in the market.

Recent licensing and settlement agreement

•	On September 30, 2016, Neptune and Aker entered into a new and broader settlement and patent licensing agreement that essentially confirmed Aker’s license to Neptune’s composition patents (including the patent that was subject to the PTAB decision) for a period starting from the PTAB decision and ending with the expiry of Neptune’s patents (2022) for a consideration of US$10 million.

•	In conjunction with the above, Neptune acquired licensing rights to use Aker’s select krill oil-related patent portfolio for the duration of the patent lives (2028) for a consideration of US$4 million.

•	Under the terms of the agreement, the consideration for the two transactions will occur on a net basis in three installments scheduled over 15 months from the date of the agreement.

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Authoritative Accounting Guidance Considered:

Our auditors concurred with this accounting treatment.

IAS 18, Revenue

IAS 18.1(c):

18.1 This Standard shall be applied in accounting for revenue arising from the following transactions and events:

(c) the use by others of entity assets yielding interest, royalties and dividends.

IAS 38, Intangible assets

IAS 38 Paying a third party for use of their patent – IAS 38.9:

9 Entities frequently expend resources, or incur liabilities, on the acquisition, […] of intangible resources such as scientific or technical knowledge, […] licences, intellectual property, […]. Common examples of items encompassed by these broad headings are […] patents, […].

Allocation and measurement

We considered the guidance in IAS 18 related to linked transactions and concluded that each transaction had a commercial effect on its own and determined that these were not linked transactions that should be accounted for as one arrangement:

13 identification of the transaction

The recognition criteria in this Standard are usually applied separately to each transaction. However, in certain circumstances, it is necessary to apply the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction. For example, when the selling price of a product includes an identifiable amount for subsequent servicing, that amount is deferred and recognised as revenue over the period during which the service is performed. Conversely, the recognition criteria are applied to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole. For example, an entity may sell goods and, at the same time, enter into a separate agreement to repurchase the goods at a later date, thus negating the substantive effect of the transaction; in such a case, the two transactions are dealt with together.[emphasis added]

Even though the transactions are entered into at the same time with the same counterparty, each transaction is designed to have a separate commercial effect and each transaction, considered on its own, makes commercial sense: Neptune acquired the license to Aker’s krill oil patent portfolio in exchange of US $4 million and Aker retained access to Neptune’s composition patents and settled amounts due from the previous PTAB decision date up to the present and until the expiration of Neptune’s patents, in exchange for US $10 million. See Background information above.

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Had these transaction been considered linked, we are of the view that the consideration and measurement would have been the same because the stated consideration represents the fair value of each element.

Revenue should be measured in accordance with IAS 18 as follows:

9 Revenue shall be measured at the fair value of the consideration received or receivable.

The parties negotiated an amount of US $10 million to be paid to Neptune as the consideration related to Aker’s continued access to Neptune’s composition patents. As part of its negotiation strategy, Neptune estimated the fair value of the past and future royalty amounts owing from the use of this technology by Aker using a discounted cash flow calculation using the rate per kilogram as stated in the 2015 PTAB decision, applied to expected volume of kilogram sold or to be sold by Aker for the period from March 23, 2015 (PTAB decision) to the expiry of Neptune’s patents in 2022. The expected volume of kilogram sold or to be sold by Aker in the calculation was based on publicly available information from Aker’s financial statements and an independent industry source, the Global Organization for EPA and DHA Omega-3s (“GOED). The negotiated amount of US $10 million payable by Aker for the license to Neptune’s composition patents was in line with the amounts Neptune initially estimated. Therefore Neptune concluded that the stated consideration represented fair value. We also note that it was the intention of both parties that the stated consideration in the agreement reflects the fair value of each element.

Note that inherent in the US $10 million is the settlement of the litigation amounts agreed with Aker following the March 2015 PTAB decision up to the date of the agreement (September 30, 2016), as the US $10 million covers the period from March 23, 2015 (PTAB decision) to the expiry of Neptune’s patents in 2022. Both elements are recognized in income at the time of the settlement.

Intangibles should be measured under IAS 38 as follows:

8 Cost is the amount of cash or cash equivalents paid or the fair value of other consideration given to acquire an asset at the time of its acquisition or construction, or, when applicable, the amount attributed to that asset when initially recognised in accordance with the specific requirements of other IFRSs, eg IFRS 2 Share-based Payment.

The consideration negotiated by the parties and payable by Neptune for the use of Aker patents was US$4 million. This amount was negotiated separately, i.e., the intent of both parties was to establish a stated amount that reflected fair value. This amount paid by Neptune took into consideration the estimated production costs savings and additional production yield to be realized from the Aker technology to be achieved in the future until 2028, the expiry date of the Aker patents. Therefore Neptune concluded that the stated consideration represented fair value. We note that this amount was determined from negotiations and agreed to with Aker, an independent third-party.

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We note that the determination of the fair value of the cost of the intangible of US $4 million is based on assumptions that are not as directly substantiated by external information in contrast to the $10 million USD determination of the royalty revenues.

Therefore, we also considered the guidance in paragraphs 45 and 47 of IAS 38, which states that when there is an exchange of intangibles assets in a transaction, in combination with a monetary assets, if the fair value of an element exchanged is more clearly evident, then this fair value should be used to determine the cost of the other item exchanged. We note that this is the case for the fair value of the royalties from Aker, which is more clearly evident than that of the intangible. Subtracting the $10 million USD from the fair value to the monetary consideration exchanged, provides a cost of $4 million USD to the intangible.

IAS 38:

Exchanges of assets

45 One or more intangible assets may be acquired in exchange for a non-monetary asset or assets, or a combination of monetary and non-monetary assets. The following discussion refers simply to an exchange of one non-monetary asset for another, but it also applies to all exchanges described in the preceding sentence. The cost of such an intangible asset is measured at fair value unless (a) the exchange transaction lacks commercial substance or (b) the fair value of neither the asset received nor the asset given up is reliably measurable. The acquired asset is measured in this way even if an entity cannot immediately derecognise the asset given up. If the acquired asset is not measured at fair value, its cost is measured at the carrying amount of the asset given up.

47 Paragraph 21(b) specifies that a condition for the recognition of an intangible asset is that the cost of the asset can be measured reliably. The fair value of an intangible asset is reliably measurable if (a) the variability in the range of reasonable fair value measurements is not significant for that asset or (b) the probabilities of the various estimates within the range can be reasonably assessed and used when measuring fair value. If an entity is able to measure reliably the fair value of either the asset received or the asset given up, then the fair value of the asset given up is used to measure cost unless the fair value of the asset received is more clearly evident.

Accounting for Royalties:

Recognition:

The recognition of revenue from licensing agreements is addressed in IAS 18.IE20

IE20 An assignment of rights for a fixed fee or non-refundable guarantee under a non-cancellable contract which permits the licensee to exploit those rights freely and the licensor has no remaining obligations to perform is, in substance, a sale. An example is a licensing agreement for the use of software when the licensor has no obligations subsequent to delivery. Another example is the granting of rights to exhibit a motion picture film in markets where the licensor has no control over the distributor and expects to receive no further revenues from the box office receipts. In such cases, revenue is recognised at the time of sale.

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In assessing the timing of the recognition of the revenue, we concluded that the license agreement with Aker was in substance a sale of Neptune’s patents as follows, considering the elements of the above paragraph:

•	the rights to the asset are assigned to the licensee in return for a fixed fee or non-refundable guarantee;

The agreement provides for a consideration of US $10 million for the use of the patents and is non-refundable.

•	the contract is non-cancellable;

The contract is final and non-cancellable.

•	the licensee is able to exploit its rights to the asset freely - i.e. the licensor no longer retains managerial control;

Aker may freely use Neptune’s patents without being accountable to Neptune.

•	the licensor has no remaining obligations to perform:

Neptune has no further obligations to perform in connection with the technology provided to Aker, other than to pay the annual maintenance fees for these patents so that they continue to be valid until expiry. The tasks related to maintaining the patents are considered to be administrative in nature (approx. US $10,000/year). We have an in-house legal counsel that is responsible for maintaining our patent portfolio around the world. In addition, the patents do not need to be amended or improved and Neptune has no continuing research and/or development obligations to Aker with respect to these patents.

Although, there is no guidance under current IFRS standards related to tasks that are administrative in nature, we believe that IFRS would be consistent with SAB Topic 13, which states that revenue from a unit of accounting may be recognized in its entirety if the seller’s remaining obligations are considered inconsequential and perfunctory.

This is also more clearly indicated in IFRS 15, Revenue from Contracts with Customers, which provides guidance on administrative tasks and concludes that these tasks do not result in a promised good or service being transferred to the customer (ie: that these tasks are not a separate obligation in this revenue arrangement, which would require revenue deferral).

IFRS 15.25 Performance obligations do not include activities that an entity must undertake to fulfil a contract unless those activities transfer a good or service to a customer. For example, a services provider may need to perform various administrative tasks to set up a contract. The performance of those tasks does not transfer a service to the customer as the tasks are performed. Therefore, those setup activities are not a performance obligation.

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Other Measurement Considerations:

We considered the payment terms in establishing the fair value of the consideration receivable of US $10 million in accordance with IAS 18.11:

11 In most cases, the consideration is in the form of cash or cash equivalents and the amount of revenue is the amount of cash or cash equivalents received or receivable. However, when the inflow of cash or cash equivalents is deferred, the fair value of the consideration may be less than the nominal amount of cash received or receivable. For example, an entity may provide interest-free credit to the buyer or accept a note receivable bearing a below-market interest rate from the buyer as consideration for the sale of goods. When the arrangement effectively constitutes a financing transaction, the fair value of the consideration is determined by discounting all future receipts using an imputed rate of interest. The imputed rate of interest is the more clearly determinable of either:

(a) the prevailing rate for a similar instrument of an issuer with a similar credit rating; or

(b) a rate of interest that discounts the nominal amount of the instrument to the current cash sales price of the goods or services.

The difference between the fair value and the nominal amount of the consideration is recognised as interest revenue in accordance with paragraphs 29 and 30 and in accordance with IAS 39.

Since the consideration is payable over a 15-month period, the amount should be discounted using a market-participant-based discount rate for similar instruments that takes into account the counterparty’s credit risk.

In accordance with the terms of the agreement, Neptune holds a letter of guarantee from a reputable financial institution covering the consideration receivable from Aker. Therefore the credit risk in this situation is minimalized. Using the published rate of the bank for a period correlated to the payment terms under the agreement, which was less than 1%, provides a discounted value that is not significantly different from the undiscounted amount. Therefore, the financing component related to the consideration was considered nominal and no interest has been imputed on the transaction.

Classification:

Due to the significance of the amount in question in relation to the consolidated statement of earnings of Neptune and due to the fact that such royalty revenue will not be recurring in ongoing operations, this royalty revenue was presented separately in the consolidated statement of earnings.

IAS 1.85 An entity shall present additional line items (including by disaggregating the line items listed in paragraph 82), headings and subtotals in the statement(s) presenting profit or loss and other comprehensive income when such presentation is relevant to an understanding of the entity’s financial performance.

The amount receivable from Aker and payable to Aker are presented on a net basis in current and long term assets based on the agreement providing Neptune with a legal right to offset such amounts and the parties intend to settle net, in accordance with IAS 32.42.

42 A financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position when, and only when, an entity:

(a) currently has a legally enforceable right to set off the recognised amounts; and

(b) intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

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Accounting for Intangible assets:

Recognition:

The patents licensed by Aker have been recognized as an intangible asset as the criterion for recognition of an intangible asset provided under IAS 38.21 and 22 are met. In fact, for a separately acquired intangible asset, the probability criterion is assumed to be met and IAS 38 notes that the “reliable measurement” criterion is usually met.

An intangible asset shall be recognised if, and only if:

21 (a) it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and

(b) the cost of the asset can be measured reliably.

22 An entity shall assess the probability of expected future economic benefits using reasonable and supportable assumptions that represent management’s best estimate of the set of economic conditions that will exist over the useful life of the asset.

Separate acquisition

25 Normally, the price an entity pays to acquire separately an intangible asset will reflect expectations about the probability that the expected future economic benefits embodied in the asset will flow to the entity. In other words, the entity expects there to be an inflow of economic benefits, even if there is uncertainty about the timing or the amount of the inflow. Therefore, the probability recognition criterion in paragraph 21(a) is always considered to be satisfied for separately acquired intangible assets.

26 In addition, the cost of a separately acquired intangible asset can usually be measured reliably. This is particularly so when the purchase consideration is in the form of cash or other monetary assets.

Other Measurement Considerations:

Intangible asset acquired are to be measured in accordance with the below guidance in accordance with IAS 38:

24 An intangible asset shall be measured initially at cost.

32 If payment for an intangible asset is deferred beyond normal credit terms, its cost is the cash price equivalent. The difference between this amount and the total payments is recognised as interest expense over the period of credit unless it is capitalised in accordance with IAS 23 Borrowing Costs.

As discussed above, in accordance with the terms of the agreement, the consideration payable of $4 million by Neptune is payable over a 15 month period. Similar to the analysis for the royalty income above, we concluded that the financing component related to the consideration was nominal to the overall transaction.

Classification:

The intangible asset having a useful life over more than one year, is classified as a long lived asset under non-current assets in Neptune’s statement of financial position in accordance with IAS 1.60.

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An entity shall present current and non-current assets, and current and non-current liabilities, as separate classifications in its statement of financial position in accordance with paragraphs 66–76 except when a presentation based on liquidity provides information that is reliable and more relevant. When that exception applies, an entity shall present all assets and liabilities in order of liquidity.

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